Filed by BancorpSouth, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: Ramsey, Krug,
Farrell & Lensing, Inc.
Commission File No.: 333-28081

FOR IMMEDIATE RELEASE
Monday, July 14, 2003

Media Contact:	Randy Burchfield, 662-620-4302
Tad Krug, 501-664-7705
Financial Contact:	L. Nash Allen Jr., 662-680-2330

BancorpSouth to Acquire Little Rock’s Ramsey, Krug,
Farrell & Lensing, Inc. Insurance Agency

     Little Rock, Ark. — BancorpSouth, Inc. (NYSE: BXS) announced today that the Company has executed a merger agreement with Ramsey, Krug, Farrell & Lensing, Inc. (RKF&L), one of Arkansas’ leading insurance firms. RKF&L was founded in 1980 with roots going back to 1932 and currently has 100 employees at its Cantrell Road offices.

     Tad Krug, who will remain as Chief Executive Officer of RKF&L said, “Our interest was in continuing our current business plan and maintaining our present staff and corporate culture. BancorpSouth is a strong financial partner that gives us the ability to expand our specialties on a regional basis and accomplish our growth goals.”

     BancorpSouth Chairman and Chief Executive Officer Aubrey Patterson said, “We are excited to be associated with RKF&L. Their reputation both inside and outside their industry positions them well to continue the strong business trend they have enjoyed and to generate non-interest income for our institution.” Patterson noted, “This is our fourth major insurance agency acquisition in four years, and we will consider other similar acquisitions,” Patterson said.

     “I’ve had the opportunity to see the work of RKF&L for many years,” said Jim Kelley, President and Chief Operating Officer of BancorpSouth. “Their strength and character are what make them the premier agency in Arkansas.”

     RKF&L is a full-service independent insurance agency with specialties in construction and surety, professional liability and self-insured- risk management services.

     Prior to the RKF&L acquisition, BancorpSouth ranked 27th in the nation among bank holding companies selling insurance. “Our continued expansion of insurance production gives us additional influence in the industry and the ability to offer our customers more products and better services,” Patterson noted.

     In 1999, BancorpSouth acquired Stewart Sneed Hewes, Inc., of Gulfport, Miss., which ranks among the top 100 insurance agencies in the nation. In 2000, BancorpSouth acquired Pittman Insurance Agency and the Kilgore, Seay and Turner Agency, each of which was a large independent agency based in Jackson, Miss. In May 2003, BancorpSouth acquired Wright & Percy of Baton Rouge, Louisiana’s oldest and largest independent insurance agency.

     Headquartered in Tupelo, Miss., BancorpSouth operates approximately 250 commercial banking, insurance, trust, broker/dealer and consumer finance locations in Alabama, Arkansas, Louisiana, Mississippi, Tennessee and Texas with a staff of approximately 3,800 full-time employees. BancorpSouth and its subsidiaries provide, in addition to traditional banking services, mortgage origination and servicing, leasing, credit cards, consumer finance services, trust and fiduciary services, brokerage and investment services and insurance services.

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Forward-Looking Statements

Certain statements contained in this news release may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” “could” or “intend.” These forward-looking statements include, without limitation, those relating to the effects of the acquisition of Ramsey, Krug , Farrell & Lensing, the operation of Ramsey, Krug, Farrell & Lensing after the acquisition, BancorpSouth’s non-interest income, BancorpSouth’s future growth and acquisitions, insurance products and insurance services.

We caution you not to place undue reliance on the forward-looking statements contained in this news release in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure to obtain required shareholder approvals, the companies’ failure to complete the acquisition, inability to successfully integrate the companies after the acquisition, materially adverse changes in the companies’ financial conditions, changes in economic conditions and government fiscal and monetary policies, fluctuations in prevailing interest rates, changes in laws and regulations affecting financial institutions in general, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the ability of BancorpSouth to compete with other financial services companies, the ability of BancorpSouth to provide competitive services and products, changes in BancorpSouth’s operating or expansion strategy, geographic concentration of BancorpSouth’s assets, the ability of BancorpSouth to attract, train and retain qualified personnel, the ability of BancorpSouth to effectively market its services and products, the ability of BancorpSouth to identify potential acquisitions, other factors generally understood to affect the financial results of financial services companies and other factors described from time to time in BancorpSouth’s filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

BancorpSouth has filed a shelf registration statement on Form S-4 (Registration No. 333-28081) with the Securities and Exchange Commission (“SEC”), which contains a base prospectus. BancorpSouth has provided a copy of the base prospectus to each shareholder of Ramsey, Krug, Farrell & Lensing. These shareholders are urged to read the base prospectus and the documents incorporated by reference into the base prospectus because they contain important information about BancorpSouth. Another copy of the base prospectus is available free of charge, both on the SEC’s web site (www.sec.gov) and from BancorpSouth by directing a request to BancorpSouth, Inc., One Mississippi Plaza, 201 South Spring Street, Tupelo, MS 38804, Attention: Corporate Secretary.